02038020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAY 30 2002
WASH. D.C. 152 SECTION

FORM 6-K

PE
3/31/02

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarterly period ended March 31, 2002

PROCESSED
JUN 04 2002
THOMSON FINANCIAL P

Commission File Number 1-7953

RIO ALGOM LIMITED

(Translation of Registrant's name into English)

Suite 2600, 120 Adelaide Street West,
Toronto, Ontario, Canada
(Address of Principal Executive Offices)

M5H 1W5
(Zip Code)

(416) 367-4000
(Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F _____ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes _____ No X

Information furnished on this form:

Financial Results for the Third Quarter Interim Report for the Nine Months Ended March 31, 2002 and the Press Release dated May 28, 2002 issued by Rio Algom Limited announcing March 31, 2002 Quarterly Results.

The Rio Algom Limited Financial Results for the Quarter ended March 31, 2002 filed under cover of this Form 6-K shall be and hereby is incorporated by reference into the Registrant's Registration Statements on Form S-8 (Registration Nos. 33-18843, 33-63170, 333-4762 and 333-11096).

Contact:
Luisa Gualtieri
Mgr., Corp. Admin
416.365.6865

Rio Algom News

FOR RELEASE: May 28, 2002

Financial Results for the Third Quarter Ended March 31, 2002

TORONTO, May 28, 2002 – Rio Algom Limited today reported net earnings of US$17 million for the third quarter ended March 31, 2002. This compares to net earnings of US$12 million for the quarter ended March 31, 2001. Net earnings for the nine months ended March 31, 2002 were US$33 million compared with net earnings of US$2 million for the nine months ended March 31, 2001.

Effective the third quarter ended March 31, 2002, the company's financial statements are being reported in US dollars.

Improved earnings over the comparable periods of the prior fiscal year were mainly due to higher metals sales and the absence of transaction costs, which were partially offset by lower commodity prices.

Important factors affecting the results included:

- The Antamina copper-zinc mine generated operating profits for two full quarters, having achieved commercial production on October 1, 2001.
- Average cash operating costs improved by 7% to US$0.42 per pound of copper for the third quarter ended March 31, 2002, compared to US$0.45 per pound for the quarter ended March 31, 2001, due in large part to the contribution of the Antamina operation.
- The company realized a gain of US$7M on the sale of its aircraft.
- Average realized copper prices in the third quarter declined by 8% to US$0.71 per pound from US$0.77 per pound in the quarter ended March 31, 2001.

For further details, please see the attached financial statements.

Rio Algom Limited
120 Adelaide Street West
Toronto, Ontario
Canada M5H 1W5

416.367.4000 tel
416.365.6870 fax

Rio Algom Limited

Third Quarter Interim Report for the Nine Months Ended March 31, 2002

Rio Algom Limited (Rio Algom) is an international mining company with headquarters in Toronto, Canada and is a wholly-owned subsidiary of BHP Billiton Plc, a global natural resources company. Rio Algom produces copper, zinc, molybdenum, gold and coal from mines in Canada, Chile, Peru and Argentina.

All financial figures are expressed in US dollars.

120 Adelaide Street West
Toronto, Ontario
M5H 1W5

CONSOLIDATED STATEMENTS OF EARNINGS
(unaudited - in millions of US dollars except per share data)

	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Nine Months Ended March 31, 2002	Nine Months Ended March 31, 2001
Mining revenue	$ 113	$ 88	$ 307	$ 250
Expenses				
Cost of mine production	67	47	177	134
Selling, general and administration	3	5	15	20
Depreciation and amortization	24	16	66	48
Interest	7	3	18	9
Exploration	-	1	2	10
	101	72	278	221
	12	16	29	29
Transaction costs	-	-	-	(34)
Investment and other income	9	6	18	11
Earnings (loss) before taxes, equity in net earnings of associated company and discontinued operations	21	22	47	6
Income and mining taxes	(9)	(10)	(21)	(14)
Earnings (loss) from continuing operations, before equity in net earnings of associated company	12	12	26	(8)
Equity in net earnings of associated company	5	-	7	2
Earnings (loss) from continuing operations	17	12	33	(6)
Discontinued operations, net of tax	-	-	-	8
Net earnings (loss) for the period	**$ 17**	**$ 12**	**$ 33**	**$ 2**
Accretion of equity element of convertible debentures	$ (2)	$ (2)	$ (6)	$ (6)
Dividends on preferred securities	$ (2)	$ (2)	$ (6)	$ (6)
Income (loss) attributable to the common shareholders	**$ 13**	**$ 8**	**$ 21**	**$ (10)**
Per common share:				
Earnings (loss) from continuing operations (basic and diluted)	$ 0.20	$ 0.12	$ 0.32	$ (0.28)
Net earnings (loss) for the period (basic and diluted)	$ 0.20	$ 0.12	$ 0.32	$ (0.16)
Weighted average shares outstanding *(in millions)*	65.5	65.5	65.5	63.9

RIO ALGOM LIMITED
CONSOLIDATED BALANCE SHEETS

(unaudited - in millions of US dollars)	March 31, 2002	June 30, 2001
Assets		
Current		
Cash and cash equivalents	$ 165	$ 83
Receivables and prepaid expenses	109	85
Inventories	55	50
Current future tax assets	7	10
	336	228
Property, plant and equipment	1,050	353
Antamina project in process	-	642
Mining properties	178	181
Investment	220	194
Loan receivable	233	293
Other assets	13	15
Non current future tax assets	43	48
	$ 2,073	$ 1,954
Liabilities		
Current		
Bank loans and overdrafts	$ 2	$ 4
Accounts payable and accrued liabilities	134	158
Current portion of liability element of convertible debentures	-	12
Current portion of long term debt	45	-
	181	174
Long term debt	528	498
Post-employment benefit obligations	20	19
Site restoration and related obligations	44	43
Non current future tax liabilities	137	130
	910	864
Shareholders' equity		
Equity portion of convertible debentures	221	214
Preferred securities	141	140
Common shares	368	368
Contributed surplus	43	43
Cumulative translation adjustment	92	47
Retained earnings	298	278
	1,163	1,090
	$ 2,073	$ 1,954

Approved on behalf of the Board of Directors:

Gordon C. Gray
Director

John A. H. Bush
Director

RIO ALGOM LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOW

(unaudited - in millions of US dollars)	Three Months Ended March 31, 2002	Three Months Ended March 31, 2001	Nine Months Ended March 31, 2002	Nine Months Ended March 31, 2001
CASH PROVIDED BY (USED IN) THE FOLLOWING:				
Operating Activities				
Earnings (loss) from continuing operations	$ 17	$ 12	$ 33	$ (6)
Non-cash items:				
Depreciation and amortization	24	16	66	48
Future income taxes	8	6	19	6
Equity in net earnings of associated company	(5)	-	(7)	(2)
Other non-cash items	(4)	(7)	(7)	(1)
Site restoration and related obligations	1	-	1	(3)
Changes in non-cash working capital:				
(Increase) decrease in receivables and prepaid expenses and inventories	(14)	13	(26)	(7)
Increase (decrease) in accounts payable and accrued liabilities and taxes payable	11	(8)	2	9
(Repayment of) proceeds from securitization of receivables	-	-	-	(117)
	38	32	81	(73)
Discontinued operations	-	-	-	46
	38	32	81	(27)
Financing Activities				
Drawdown of senior project debt facilities	12	36	53	154
Issue of common shares	-	-	-	64
Decrease in long term debt and other obligations	(1)	(1)	(3)	(5)
(Decrease) increase in short term borrowings	(6)	(1)	(3)	4
Interest on equity portion of convertible debentures	(2)	(2)	(6)	(6)
Dividends on preferred securities	(2)	(2)	(6)	(7)
Dividends on common shares	-	-	-	(3)
	1	30	35	201
Discontinued operations	-	-	-	(18)
	1	30	35	183
Investing Activities				
(Increase) decrease in loan receivable	14	9	61	(341)
Proceeds from sale of subsidiaries	-	-	-	410
Proceeds from sale of investment	-	-	5	-
Capital expenditures	-	(57)	(104)	(203)
	14	(48)	(38)	(134)
Discontinued operations	-	-	-	(47)
	14	(48)	(38)	(181)
Increase (decrease) in cash and cash equivalents during period	**53**	**14**	**78**	**(25)**
Cash and cash equivalents, beginning of period	112	43	83	82
Cash and cash equivalents, end of period	**$ 165**	**$ 57**	**$ 161**	**$ 57**

RIO ALGOM LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the Nine Months ended March 31, 2002 and 2001.

1. **Accounting policies**

The unaudited interim consolidated financial statements of Rio Algom Limited (the "company") are prepared in accordance with the accounting principles generally accepted in Canada applied on consistent basis. These interim financial statements do not contain all the information required for the annual financial statements and should be read in conjunction with the June 30, 2001 annual financial statements of the company.

2. **Key operating statistics**

	Three Months Ended		Nine Months Ended	
	Mar 31, 2002	Mar 31, 2001	Mar 31, 2002	Mar 31, 2001
Copper Production *(millions of pounds)*				
Cerro Colorado	69	71	219	204
Highland Valley Copper *(a)*	32	32	102	102
Antamina *(a)*	55	-	113	-
Alumbrera *(a) (b)*	27	24	79	64
	183	127	513	370
Average Copper Cash Cost *(US$ per pound)*				
Cerro Colorado	0.40	0.41	0.38	0.43
Highland Valley Copper	0.51	0.54	0.52	0.53
Antamina	0.40	-	0.45	-
	0.42	0.45	0.44	0.46
Copper Sales *(millions of pounds)*				
Cerro Colorado	73	72	217	200
Highland Valley Copper *(a)*	26	40	106	106
Antamina *(a)*	64	-	127	-
Alumbrera *(a)(b)*	28	21	79	57
	191	133	529	363
Average Copper Price *(US$ per pound)*				
Cerro Colorado	0.72	0.81	0.73	0.83
Highland Valley Copper (c)	0.61	0.70	0.66	0.75
Antamina	0.74	-	0.70	-
	0.71	0.77	0.70	0.80
Other Production *(a)*				
Gold *(thousands of ounces) (b)*	49	32	136	97
Molybdenum *(thousands of pounds)*	267	273	1090	946
Coal *(thousands of tonnes)*	144	122	435	359
Zinc *(millions of pounds)*	42	-	77	-

(a) Rio Algom's share.
(b) Not included in mining revenue or operating profit as the company's investment in Alumbrera is accounted for using the equity method.
(c) Includes impact of currency hedge.

3. Segment Disclosures

(unaudited - in millions of US dollars)

	Compania Minera Cerro Colorado		Highland Valley Copper		Compania Minera Antamina		Other Mining		Corporate, Development and Exploration		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Segmented Earnings												
For the Three Months Ended March 31, 2002 and 2001												
Revenue	51	56	12	25	44	-	6	7	-	-	113	88
Cost of operations	27	28	11	16	27	-	4	4	-	-	69	48
Depreciation and amortization	12	10	3	4	9	-	-	2	-	-	24	16
Segment profit	12	18	(2)	5	8	-	2	1	-	-	20	24
Corporate expenses									(1)	(4)	(1)	(4)
Interest expense									(7)	(3)	(7)	(3)
Exploration									-	(1)	-	(1)
Investment and other income									9	6	9	6
	12	18	(2)	5	8	-	2	1	1	(2)	21	22
Associated company:												
Equity in net earnings	-	-	-	-	-	-	-	-	5	-	5	-
Earnings (loss) before taxes from continuing operations	12	18	(2)	5	8	-	2	1	6	(2)	26	22
Segmented Cash Flow												
For the Three Months Ended March 31, 2002 and 2001												
Operating activities	11	43	(1)	8	8	-	2	3	18	(22)	38	32
Capital expenditures	6	1	-	3	7	55	2	1	(15)	(3)	-	57

Segmented Balance Sheets

As at March 31, 2002 and June 30, 2001

	Compania Minera Cerro Colorado		Highland Valley Copper		Compania Minera Antamina		Other Mining		Corporate, Development and Exploration		Total	
Assets												
Current assets	153	110	22	26	86	38	9	6	66	48	336	228
Fixed assets and mining properties	421	400	64	74	696	642	2	5	45	55	1,228	1,176
Investment		-	-	-	-	-	-	-	220	194	220	194
Other assets	20	31	3	-	-	-	-	-	266	325	289	356
Total assets	594	541	89	100	782	680	11	11	597	622	2,073	1,954
Liabilities												
Current liabilities	13	17	14	18	108	80	2	2	44	57	181	174
Long term liabilities	136	126	7	6	379	354	7	7	200	197	729	690
Total liabilities	149	143	21	24	487	434	9	9	244	254	910	864
Net assets	**445**	**398**	**68**	**76**	**295**	**246**	**2**	**2**	**353**	**368**	**1,163**	**1,090**

Geographic Data

	Canada		Chile		Argentina		Peru		Total	
For the Three Months Ended March 31, 2002 and 2001										
Revenue from continuing operations	18	32	51	56	-	-	44	-	113	88
As at March 31, 2002 and June 30, 2001										
Capital assets	326	410	495	479	220	194	696	642	1,737	1,726

Segment disclosures
(unaudited - in millions of US dollars)

	Compania Minera Cerro Colorado		Highland Valley Copper		Compania Minera Antamina		Other Mining		Corporate, Development and Exploration		Total	
	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001
Segmented Earnings												
For the Nine Months Ended March 31, 2002 and 2001												
Revenue	153	161	56	67	77	-	21	22	-	-	307	250
Cost of operations	78	80	43	43	46	-	14	13	-	-	181	136
Depreciation and amortization	34	31	10	10	19	-	3	7	-	-	66	48
Segment profit	41	50	3	14	12	-	4	2	-	-	60	66
Corporate expenses									(11)	(18)	(11)	(18)
Interest expense									(18)	(9)	(18)	(9)
Exploration									(2)	(10)	(2)	(10)
Transaction costs									-	(34)	-	(34)
Investment and other income									18	11	18	11
	41	50	3	14	12	-	4	2	(13)	(60)	47	6
Associated company:												
Equity in net earnings									7	2	7	2
Earnings (loss) before taxes from continuing operations	41	50	3	14	12	-	4	2	(6)	(58)	54	8
Segmented Cash Flow												
For the Nine Months Ended March 31, 2002 and 2001												
Operating activities	72	89	12	23	-	-	4	7	(7)	(193)	81	(73)
Capital expenditures	38	5	2	3	74	194	-	-	(10)	1	104	203

Geographic Data
For the Nine Months Ended March 31, 2002 and 2001

	Canada		Chile		Argentina		Peru		Total	
Revenue from continuing operations	77	89	153	161	-	-	77	-	307	250

4. Related party transactions

On December 15, 2000, Rio Algom Limited sold its interests in two of its wholly-owned subsidiaries, Atlas Ideal Metals Inc. and NAMD Inc. (metals distribution and uranium mining businesses) to related parties, being wholly-owned subsidiaries of Billiton Plc (now BHP Billiton Plc). Of the US$410 million consideration received, approximately US$350 million was loaned to another wholly-owned Canadian subsidiary of Billiton Plc at 6 month LIBOR plus 0.75% per annum. In the nine-month period ended March 31, 2002, the company recorded US$8 million of interest income (2001: US$7 million) on this loan. The maturity date of the loan is February 1, 2003. BHP Billion Plc has unconditionally and irrevocably guaranteed the loan as to both principal and interest. On March 31, 2002, the amount outstanding was US$233 million (June 30, 2001: US$307 million).

5. **Commercial Production**

The company holds a 33.75% joint venture interest in Compania Minera Antamina S.A. ("CMA"), a joint venture with Noranda Inc. ("Noranda") (33.75%), Teck Cominco Limited ("Teck Cominco") (22.5%) and Mitsubishi Corporation ("Mitsubishi") (10%). CMA has developed and now operates a copper-zinc project in Peru. Each shareholder is responsible for its proportional share of the project's total cost, which is currently estimated at US $2,296 million. Rio Algom's 33.75% share of the total cost of the Antamina project is estimated at US$775 million.

The company has provided a several guarantee of its 33.75% share of Antamina's senior debt, which amounts to US$424 million at March 31, 2002 (June 30, 2001 – US$370 million). The guarantee will increase to a maximum of US$445 million as Antamina draws fully on its senior debt facilities. Following satisfaction of a number of pre-agreed completion tests expected to occur between 2002 and February 2004, the guarantee will terminate.

On October 1, 2001, the CMA copper-zinc project commenced commercial production.

6. **Change in reporting currency**

Effective the third quarter ended March 31, 2002, the company's financial statements are being reported in US dollars. US dollars have been adopted as the company's functional currency.

MANAGEMENT'S DISCUSSION & ANALYSIS

Financial Summary

Effective the third quarter ended March 31, 2002, the company's financial statements are being reported in US dollars.

Rio Algom's net earnings in the third quarter ended March 31, 2002 were US$17 million, compared with net earnings of US$12 million for the quarter ended March 31, 2001. Improved earnings over the comparable period were mainly due to 44% higher metals sales partially offset by lower copper prices.

The quarter ended March 31, 2001 was the fifth quarter of the company's 18-month year ended June 30, 2001. On December 11, 2000, the company changed its financial year-end from December 31 to June 30 to match the financial year-end of Billiton Plc (now BHP Billiton Plc).

A second full quarter of commercial production at the Antamina copper-zinc mine and improved operating costs at Highland Valley Copper and Cerro Colorado contributed to the increase of this quarter's operating profits, which were partially offset by continued low copper prices. In February 2002, the company sold its aircraft at fair market value to BHP Group Operation Pty Ltd, resulting in a gain of US$7 million.

Cash generated from continuing operations in the third quarter was US$38 million compared with US$32 million in the same period last year.

For the nine months ended March 31, 2002, Rio Algom's net earnings were US$33 million compared with US$2 million for the nine month period ended March 31, 2001. Cashflow from continuing operations for the first nine months of the fiscal year 2002 was US$81 million compared to a negative cashflow of US$73 million in the comparable period last year. Last year's cashflow included a repayment of proceeds from the securitization of receivables of US$117 million.

At March 31, 2002, working capital was US$155 million, up from US$56 million at the year ended June 30, 2001.

Operations

Copper

Average realized prices for copper operations for the three months ended March 31, 2002 and March 31, 2001 were US$0.71 and US$0.77, respectively.

Although operating profit from copper operations was adversely impacted by lower copper prices, sales volumes increased at all operations except at Highland Valley Copper where they were significantly lower due to the timing of shipments.

Copper production at Cerro Colorado for the third quarter ended March 31, 2002 was 3% lower at 69 million pounds, compared to 71 million pounds for the quarter ended March 31, 2001. Cash costs were about 2% lower at US$0.40 per pound compared to US$0.41 per pound the previous year while the average realized copper price decreased from US$0.81 per pound for the quarter ended March 31, 2001 to US$0.72 per pound for the quarter ended March 31, 2002. Operating profit from Cerro Colorado for the quarter was US$12 million as compared to $18 million in the same period last year.

Rio Algom's share of Highland Valley Copper's production in the third quarter was 32 million pounds of copper, unchanged from the same period last year. Lower copper sales for the period and a lower average realized copper price resulted in a loss of US$2 million (Rio Algom's share) for the quarter compared to a gain of US$5 million in the same period last year. The average realized copper price for the quarter was US$0.61 per pound, down from US$0.70 per pound in the same period last year.

The Antamina copper-zinc mine in Peru achieved commercial production on October 1, 2001. Rio Algom's share of profit for the quarter was US$8 million and its share of production was 55 million pounds of copper and 42 million pounds of zinc. Cash costs were US$0.40 per pound of copper for the quarter, while the average realized copper price was US$0.74 per pound. Rio Algom's share of capital expenditures for the three months ended March 31, 2002 were US$7 million compared to US$55 million in the same period last year.

Equity in net earnings from Rio Algom's 25% interest in Minera Alumbrera was $5 million for the three months ended March 31, 2002, compared to a nil result in the same period last year. The improvement in earnings was primarily due to lower operating costs and higher sales. However, following the devaluation of the Argentinean peso against the US dollar, Minera Alumbrera did a revaluation of all monetary balance sheet items which resulted in a loss of US$10 million (Rio's share US$2.5 million) and which is reflected in the company's equity in net earnings above.

Other Mining

Metallurgical coal production of 144,000 tonnes in the quarter ended March 31, 2002 was up 18% from the previous year from the company's share of the 29%-owned Bullmoose mine. Operating profit for the quarter was US$2 million versus US$1 million in the comparable quarter of 2001. The improvement was due to higher coal prices, lower unit operating costs and a weaker Canadian dollar.

Discontinued Operations

On December 15, 2000, the company's metals distribution and U.S. uranium mining businesses were sold to wholly owned subsidiaries of Billiton Plc (now BHP Billiton Plc) and, as a result, were accounted for as discontinued operations and disclosed separately in the financial statements.

Expenses

Corporate expenses for the quarter were US$1 million compared to US$4 million in the comparable quarter of the previous year. This quarter's expenses were net of a US$3 million of insurance premium returned to the company. Interest expenses increased to US$7 million from $3 million in the comparable quarter of the previous year due mainly to the interest from the Antamina financing being expensed effective October 1, 2001 (commencement of commercial production).

Development

Rio Algom continues to work on the pre-feasibility study for its Spence copper project in Chile. Capital expenditures at Spence for the three-month period ended March 31, 2002 were US$2 million compared to US$1 million in the same period last year.

Financial Resources and Liquidity

Cash and cash equivalents at March 31, 2002 were US$165 million compared to US$87 million at June 30, 2001. At March 31, 2002, long-term debt amounted to US$573 million (including current portion) compared to US$520 million at the end of June 30, 2001. The increase in debt relates to Rio Algom's share of Antamina financing during the nine-month period ended March 31, 2002.

Cash flow from operations for the three months ended March 31, 2002 was US$38 million compared to US$32 million for the same period in the prior year.

A net cash increase of US$1 million from financing activities in the quarter resulted from an increase in project debt offset by repayment of short-term borrowings and the cost of the company's outstanding securities.

Capital expenditures (net of aircraft disposal) for the quarter ended March 31, 2002 were nil, compared to net expenditures of US$57 million for the quarter ended March 31, 2001, the majority of which were related to the Antamina project.

Nine Months Results

Operating results for the nine months ended March 31, 2002 reflected higher copper sales and production and lower average cash production costs offset by lower average realized prices for copper when compared with the corresponding period in the previous year. For the nine-month period ended March 31, 2002, Rio Algom's net earnings were US$33 million compared to US$2 million for the nine-month period ended March 31, 2001. The results of the period ended March 31, 2001 were negatively impacted by US$34 million in transaction costs associated with the acquisition of all of the outstanding common shares of Rio Algom Limited by Billiton Plc (now BHP Billiton Plc).

Copper hedges expiring end of July 2002 had a positive impact on the average realized copper price. Currency hedges reducing Highland Valley Copper average realized copper price by US$0.04 per pound will expire end of December 2002.

Cashflow from operations for the nine months ended March 31, 2002 was US$81 million versus a negative cashflow of US$27 million in the comparable prior year period. The cashflow for the nine-month period ended March 31, 2001 included the cashflow from discontinued operations of US$46 million and the repayment of the securitization of receivables of US$117 million.

Outlook

The business environment remains uncertain and no significant improvement in the demand for base metals commodities has materialized as yet. World production of copper exceeded consumption in 2001 contributing to a continued, weak copper price. World copper inventories remain high, limiting material price recovery expectations in the short term.

Looking forward over the longer term, copper market fundamentals remain, by and large, favourable.

Caution Regarding Forward-Looking Information

Some of the disclosures included herein respecting production and production capacity, metal prices, sales volumes, cash, operating, development and total costs, development schedules and budgets, financing, expenditures, returns and economic and market conditions and outlook represent forward-looking statements (as defined in the U.S. Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions.

While the reasonableness of such assumptions and estimates is reviewed by management, unusual or unanticipated events may occur which render them inaccurate. Factors that could cause actual results to differ materially include, among others, the risks and uncertainties described in the 2001 annual financial statements, international economic and political conditions, cyclical and volatile commodity prices, availability of materials and equipment, failure to receive necessary government permits, delays in anticipated start-up dates, unusual weather or operating conditions, force majeure events, metallurgical and other processing problems, lower than expected ore grades, unanticipated ground and water conditions, failure of equipment or processes to operate in accordance with specifications or expectations and litigation. Under such circumstances, future performance may differ materially from expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIO ALGOM LIMITED
(Registrant)

By: ____________________
John A. H. Bush, Vice-President,
General Counsel and Secretary

Date: May 29, 2002